Exhibit 99.1

Cloopen Group Holding Limited Announces

Unaudited Fourth Quarter and Fiscal Year 2020 Financial Results

BEIJING, March 26, 2021/PRNewswire/ — Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”), a leading multi-capability cloud-based communications solution provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                  Revenues were RMB258.7 million (US$39.6 million), representing a 15.5% increase year-over-year. Revenues from cloud-based contact center (“CC”) solutions increased by 74.0% year-over year.

•                  Net loss was RMB305.4 million (US$46.8 million), representing a 466.9% increase year-over-year.

•                  Adjusted EBITDA loss1 was RMB46.0 million (US$7.0 million), representing a 58.6% increase year-over-year.

Fiscal Year 2020 Highlights

•                  Revenues were RMB767.7 million (US$117.7 million), representing a 18.1% increase year-over-year. Revenues from cloud-based CC solutions increased 41.2% year-over-year.

•                  Net loss was RMB509.1 million (US$78.0 million), representing a 177.5% increase year-over-year.

•                  Adjusted EBITDA1 loss was RM157.6 million (US$24.2 million), representing a 12.5% increase year-over-year.

•                  Active customers2 as of December 31, 2020 were 13,039, representing a 13.0% increase year-over-year.

“After seven years of determined execution and growth, we successfully completed our initial public offering on the New York Stock Exchange on February 9, 2021. The IPO was a testament of our successful track record and recognized market leadership and also served to raise our brand’s recognition in the international stage,” said Mr. Changxun Sun, Chief Executive Officer of Cloopen. “Despite the unprecedented challenges presented by the COVID-19 pandemic, for 2020, we are pleased to report solid top line growth of 18.1% year-over-year, driven by a 13.0% expansion in the number of active customers. We are delighted to see the outstanding value proposition that our products and services deliver resonating with more and more enterprises in the marketplace.”

1 Adjusted EBITDA is a non-GAAP financial measure. See section entitled “Non-GAAP Financial Measure for information on how the Company defines and calculates the non-GAAP financial measure. A reconciliation of non-GAAP adjusted EBITDA to net loss is set forth at the end of this press release.”

2 Active customers at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months.

“In the first quarter of 2021, our business accelerated significantly, benefiting from the broad-based economic recovery being experienced by China. Also, noteworthy, in March we entered into a definitive agreement to acquire EliteCRM, a leading customer relationship management software provider. We not only see substantial synergies in terms of product portfolio and customer base from this acquisition, but also expect it to immediately make a positive contribution to our bottom line. We are proud of what we have achieved so far, however, we know that we’ve only just scratched the surface in terms of our opportunities to enhance the daily communication experience and operational productivity for enterprises in China and abroad,” Mr. Sun concluded.

Mr. Steven Yipeng Li, Chief Financial Officer of Cloopen, said, “In 2020, we steadily focused on our initiatives to drive transformation in the enterprise communications industry and further cultivated our cloud- and AI-based communications solutions, amidst the tumultuous COVID market environment. Looking at 2021, we are well positioned to take advantage of pent-up demand from enterprise activities delayed in 2020 and capture expanding cloud communications service deployment opportunities, the positive impacts of which we’ve already begun to witness in the first quarter of 2021.”

Financial Results for the Fourth Quarter of 2020

Revenues

In the fourth quarter of 2020, revenues increased by 15.5% to RMB258.7 million (US$39.6 million) from RMB224.0 million in the fourth quarter of 2019. The increase was mainly contributed by a 74.0% year-over-year increase in revenues from cloud-based CC solutions business.

•                  Revenues from communications platform as a service (“CPaaS”) solutions increased by 1.2% to RMB130.5 million (US$20.0 million) from RMB129.0 million in the fourth quarter of 2019, primarily due to the growth of voice call services as a result of the increased demand from certain large enterprises.

•                  Revenues from cloud-based CC solutions increased by 74.0% to RMB91.5 million (US$14.0 million) from RMB52.6 million in the fourth quarter of 2019, primarily due to an increase in the number of customers and projects as a result of the Company’s organic growth and the release of underserved demands amidst the COVID-19 outbreak in the first half of 2020.

•                  Revenues from cloud-based unified communications and collaboration (“UC&C”) solutions decreased by 9.5% to RMB36.5 million (US$5.6 million) from RMB40.3 million in the fourth quarter of 2019, primarily due to delayed service delivery caused by the COVID-19 outbreak.

Cost of Revenues

Cost of revenues increased by 19.2% to RMB158.0 million (US$24.2 million) in the fourth quarter of 2020 from RMB132.6 million in the fourth quarter of 2019, which was primarily due to an increase in cost of revenues from cloud-based CC solutions as a result of its increased business scale as well as increases in infrastructure and equipment costs, staff costs and outsourcing costs as the Company continued to ramp up project delivery.

Gross Profit

Gross profit increased by 10.2% to RMB100.7 million (US$15.4 million) in the fourth quarter of 2020 from RMB91.4 million in the fourth quarter of 2019.

Operating Expenses

In the fourth quarter of 2020, operating expenses were RMB180.4million (US$27.6million), representing a 30.0% increase from RMB138.8 million in the fourth quarter of 2019.

•                  Research and development expenses increased by 5.8% to RMB52.5 million (US$8.1 million) in the fourth quarter of 2020, compared with RMB49.7 million in the fourth quarter of 2019, primarily due to an increase in technology service expenses paid to the third-party outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions, partially offset by a decrease in the R&D staff expense as a result of a reduction in social insurance contributions according to government relief policies during the COVID-19 outbreak.

•                  Selling and marketing expenses increased by 29.4% to RMB60.7 million (US$9.3 million) in the fourth quarter of 2020 from RMB47.0 million in the fourth quarter of 2019, primarily due to increases in staff expenses and spending on online advertising campaigns and marketing activities as the Company continued to scale its business and reach a wider customer base.

•                  General and administrative expenses increased by 59.2% to RMB67.1 million (US$10.3 million) in the fourth quarter of 2020 from RMB42.1 million in the fourth quarter of 2019, primarily due to (1) an increase in share-based compensation expenses relating to certain restricted shares of the Company’s founders under the share restriction agreements, and waiver of subscription receivable due from Mr. Changxun Sun, (2) an increase in the provision for doubtful accounts resulting from increased accounts receivables, and (3) an increase in professional services fees relating to the preparation for the Company’s IPO.

Net Loss

Net loss for the fourth quarter of 2020 was RMB305.4 million (US$46.8 million), compared with RMB53.9 million in the fourth quarter of 2019 with the increase primarily driven by increases in non-cash items of RMB240.1 million (US$36.8 million), including change in fair value of warrant liabilities of RMB224.8 million (US$34.4 million) and share-based compensation of RMB15.4 million (US$2.4 million).

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB37.65 (US$5.77) in the fourth quarter of 2020, compared with RMB1.14 in the fourth quarter of 2019.

Financial Results for Fiscal Year of 2020

Revenues

In 2020, revenues increased by 18.1% to RMB767.7 million (US$117.7 million) from RMB650.3 million in 2019.

•                  Revenues from CPaaS solutions increased by 15.9% to RMB400.1 million (US$61.3 million) from RMB345.3 million in 2019, primarily due to the growth of text messaging services as a result of the increased demand from certain large enterprises, and an increase in revenues generated from IoT services.

•                  Revenues from cloud-based CC solutions increased by 41.2% to RMB245.1 million (US$37.6 million) from RMB173.6 million in 2019, primarily due to an increase in the number of customers as a result of business expansion, partially offset by a decreased usage of certain enterprise customers as they were affected by the COVID-19 outbreak.

•                  Revenues from cloud-based UC&C solutions decreased by 3.9% to RMB118.3 million (US$18.1 million) from RMB123.2 million in 2019, primarily due to delayed project delivery mostly resulting from the COVID-19 outbreak, which the Company expects to be alleviated in 2021 given the improved situations and lifted restrictions in China.

Cost of Revenues

Cost of revenues increased by 20.3% to RMB460.7 million (US$70.6 million) in 2020 from RMB382.9 million in 2019, which was primarily due to (1) an increase in costs of revenues from CPaaS solutions driven by increased costs of telecommunications resources as the Company continued to scale it customer base, and (2) an increase in cost of revenues from cloud-based CC solutions, primarily as a result of increased business scale as well as increases in infrastructure and equipment costs, staff costs and outsourcing costs as the Company continued to ramp up project delivery.

Gross Profit

Gross profit increased by 14.8% to RMB307.0 million (US$47.0 million) from RMB267.4 million in 2019. Gross profit margin remained relatively stable at 41.1% and 40.0% in 2019 and 2020, respectively.

Operating Expenses

In 2020, operating expenses were RMB590.3 million (US$90.5 million), representing a 33.2% increase from RMB443.3 million in 2019.

•                  Research and development expenses increased by 6.9% to RMB173.0 million (US$26.5 million) from RMB161.9 million in 2019, primarily due to an increase in technology service expenses paid to the third-party outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions, partially offset by a decrease in the R&D staff expense as a result of a reduction in social insurance contributions according to government relief policies during the COVID-19 outbreak.

•                  Selling and marketing expenses increased by 22.1% to RMB211.4 million (US$32.4 million) in 2020 from RMB173.1 million in 2019, primarily due to increases in spending on advertising campaigns and marketing activities and staff expense as the Company continued to scale its business and reach a wider customer base.

•                  General and administrative expenses increased by 90.1% to RMB205.9 million (US$31.6 million) from RMB108.3 million in 2019, primarily due to (1) a significant increase in share-based compensation expenses of RMB92.5 million (US$14.2 million) relating to restricted shares beneficially owned by the Company’s founders under the share restriction agreements and shares issued to certain management in connection with the acquisitions of non-controlling interests, and waiver of subscription receivable due from Mr. Changxun Sun, (2) a significant increase in provision for doubtful accounts resulting from an increase in accounts receivables; and (3) professional services fees relating to the preparation for the Company’s IPO, partially offset by a decrease in staff expense as a result of a reduction in social insurance contributions according to government relief policies during the COVID-19 outbreak.

Net Loss

Net loss for 2020 was RMB509.1 million (US$78.0 million), compared with RMB183.5 million in 2019, an increase of 177.5% year over year due to the forgoing as well as a RMB324.5 million (US$49.7 million) increase in non-cash items mainly due to a RMB227.5 million (US$34.9 million) increase in the change in fair value of warrant liabilities, a RMB 89.6 million (US$13.7 million) increase in share-based compensation.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB45.23 (US$ 6.93) in 2020, compared with RMB3.62 in 2019.  The significant increase was mainly due to increase of net loss as mentioned above.

Recent Development

On March 10, 2021, the Company entered into a definitive agreement to acquire all the equity interests of EliteCRM, a leading customer relationship management software provider. The transaction was closed on March 22, 2021.

Outlook

For the first quarter of 2021, Cloopen currently expects revenues to be between RMB192.0 million (US$29.4 million) to RMB197.0 million (US$30.2 million), representing an increase of 45.0% to 48.8% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial change and uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Conference Call and Webcast

Cloopen’s management team will host a conference call at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on March 26, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	1-412-317-6061
US toll free:	1-888-317-6003
Mainland China toll free:	400-120-6115
Hong Kong toll free:	800-963-976
Access Code:	0122846

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Cloopen Group Holding Limited.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Cloopen’s website at https://ir.yuntongxun.com.

A replay of the conference call will be available one hour after the end of the conference call until April 2, 2021.

The dial-in details for the telephone replay are:

International:	1-412-317-0088
US toll free:	1-877-344-7529
Canada toll free:	855-669-9658
Replay access code:	10153321

Non-GAAP Financial Measure

The Company uses adjusted EBITDA as a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses/(income), net, income tax expense/(benefit), share-based compensation, investment income, gain from disposal of subsidiaries, net, share of losses (profits) of equity method investments, change in fair value of warrant liabilities, change in fair value of long-term investments, and foreign currency exchange (gains)/losses, net. The Company believes that adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results.

The non-GAAP financial measure adjusts for the impact of items that the Company does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided at the end of this press release. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. In light of the foregoing limitations, you should not consider adjusted EBITDA as a substitute for, or superior to, its most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com

CLOOPEN GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
	(in thousands)
ASSETS
Current assets:
Cash	164,118	296,565	45,451
Restricted cash	195	1,893	290
Term deposits	69,762	160,349	24,575
Short-term investments	2,501	—	—
Accounts receivables, net	206,629	228,894	35,078
Accounts receivables-related parties, net	12,502	9,447	1,448
Contract assets	25,250	36,307	5,564
Amounts due from related parties	6,446	6,275	962
Prepayments and other current assets	113,776	139,257	21,342
Total current assets	601,179	878,987	134,710

Long-term investments	40,077	66,162	10,140
Property and equipment, net	17,904	16,416	2,516
Intangible assets, net	3,443	2,023	310
Deferred income tax assets	180	1,049	161
Other non-current assets	4,649	3,825	586
Total non-current assets	66,253	89,475	13,713
Total assets	667,432	968,462	148,423

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	26,838	20,000	3,065
Amounts due to a related party	3,180	2,813	431
Accounts payable	148,828	131,599	20,168
Contract liabilities	111,953	95,993	14,712
Payables to an affiliate of a Series C Redeemable Convertible Preferred Shareholder	—	230,087	35,262
Accrued expenses and other current liabilities	68,769	93,967	14,401
Warrant liabilities	—	202,272	31,000
Total current liabilities	359,568	776,731	119,039

Non-current warrant liabilities	19,631	19,470	2,984
Long-term borrowing, excluding current portion	96,190	—	—
Total non-current liabilities	115,821	19,470	2,984
Total liabilities	475,389	796,201	122,023
Commitments and contingencies
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares	183,371	648,328	99,360
Series B Redeemable Convertible Preferred Shares	212,123	686,082	105,147
Series C Redeemable Convertible Preferred Shares	613,767	1,349,311	206,791
Series D Redeemable Convertible Preferred Shares	205,776	444,789	68,167
Series E Redeemable Convertible Preferred Shares	229,104	614,075	94,111
Series F Redeemable Convertible Preferred Shares	—	1,133,364	173,695
Total mezzanine equity	1,444,141	4,875,949	747,271

Shareholders’ deficit:
Pre-offering Class A Ordinary Shares	24	29	4
Pre-offering Class B Ordinary Shares	33	33	5
Subscription receivable	(23,220)	—	—
Accumulated other comprehensive income (loss)	(72,548)	217,843	33,386
Accumulated deficit	(1,140,573)	(4,923,938)	(754,626)
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	(1,236,284)	(4,706,033)	(721,231)
Non-controlling interests	(15,814)	2,345	360
Total shareholders’ deficit	(1,252,098)	(4,703,688)	(720,871)
Total liabilities, mezzanine equity and shareholders’ deficit	667,432	968,462	148,423

CLOOPEN GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
	(in thousands, except for per share data)
Revenues	223,996	258,691	39,646
Cost of revenues	(132,629)	(158,030)	(24,219)
Gross profit	91,367	100,661	15,427

Operating expenses:
Research and development expenses	(49,675)	(52,542)	(8,052)
Sales and marketing expenses	(46,963)	(60,747)	(9,310)
General and administrative expenses	(42,118)	(67,072)	(10,279)
Total operating expenses	(138,756)	(180,361)	(27,641)
Operating loss	(47,389)	(79,700)	(12,214)

Other income (expense):
Interest expenses	(5,376)	(4,904)	(752)
Interest income	675	103	16
Investment income	12	—	—
Share of profits (losses) of equity method investments	15	(235)	(36)
Change in fair value of warrant liabilities	378	(224,383)	(34,388)
Change in fair value of long-term investments	—	600	92
Foreign currency exchange gains /(losses), net	(1,997)	2,234	342
Loss before income taxes	(53,682)	(306,285)	(46,940)
Income tax (expense)/benefit	(194)	868	133
Net loss	(53,876)	(305,417)	(46,807)

Accretion and modifications of Redeemable Convertible Preferred Shares	(41,828)	(3,111,789)	(476,903)
Net loss attributable to ordinary shareholders	(95,704)	(3,417,206)	(523,710)
Net loss attributable to non-controlling interests	(2,517)	(219)	(34)
Net loss attributable to Cloopen Group Holding Limited	(93,187)	(3,416,987)	(523,676)
Net loss	(53,876)	(305,417)	(46,807)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	19,878	240,505	36,859
Unrealized holding gain on available-for-sale securities, net of nil income taxes	13	4,400	674
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of nil income taxes	(12)	—	—
Total other comprehensive income	19,879	244,905	37,533
Comprehensive loss	(75,825)	(3,172,301)	(486,177)
Comprehensive loss attributable to non-controlling interests	(2,512)	(331)	(51)
Comprehensive loss attributable to Cloopen Group Holding Limited	(73,313)	(3,171,970)	(486,126)

Net loss per ordinary share
— Basic and diluted	(1.14)	(37.65)	(5.77)

CLOOPEN GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
	(in thousands, except for per share data)
Revenues	650,282	767,688	117,653
Cost of revenues	(382,868)	(460,704)	(70,606)
Gross profit	267,414	306,984	47,047

Operating expenses:
Research and development expenses	(161,852)	(173,015)	(26,516)
Sales and marketing expenses	(173,083)	(211,366)	(32,393)
General and administrative expenses	(108,315)	(205,896)	(31,555)
Total operating expenses	(443,250)	(590,277)	(90,464)
Operating loss	(175,836)	(283,293)	(43,417)

Other income (expense):
Interest expenses	(6,750)	(14,301)	(2,192)
Interest income	990	1,167	179
Investment income	114	12	2
Gain from disposal of subsidiaries, net	21	14,562	2,232
Share of losses of equity method investments	(15)	(2,446)	(375)
Change in fair value of warrant liabilities	138	(227,347)	(34,842)
Change in fair value of long-term investments	900	2,154	330
Foreign currency exchange gains (losses), net	(2,403)	1,982	304
Loss before income taxes	(182,841)	(507,510)	(77,779)
Income tax expense	(653)	(1,624)	(249)
Net loss	(183,494)	(509,134)	(78,028)

Accretion and modifications of Redeemable Convertible Preferred Shares	(141,032)	(3,327,580)	(509,974)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	—	(12,070)	(1,850)
Net loss attributable to ordinary shareholders	(324,526)	(3,848,784)	(589,852)
Net loss attributable to non-controlling interests	(8,693)	(7,658)	(1,174)
Net loss attributable to Cloopen Group Holding Limited	(315,833)	(3,841,126)	(588,678)
Net loss	(183,494)	(509,134)	(78,028)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(15,306)	280,933	43,055
Unrealized holding gain on available-for-sale securities, net of nil income taxes	121	9,311	1,427
Less: reclassification adjustment for gain on available-for-sale securities realized in net income, net of nil income taxes	(114)	(12)	(2)
Total other comprehensive income (loss)	(15,299)	290,232	44,480
Comprehensive loss	(339,825)	(3,558,552)	(545,372)
Comprehensive loss attributable to non-controlling interests	(8,670)	(7,818)	(1,198)
Comprehensive loss attributable to Cloopen Group Holding Limited	(331,155)	(3,550,734)	(544,174)

Net loss per ordinary share
— Basic and diluted	(3.62)	(45.23)	(6.93)

CLOOPEN GROUP HOLDING LIMITED

RECONCILATION OF GAAP TO NON-GAAP MEASURES

	Three-month Period Ended,
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD
	(in thousands)
Net loss	(53,876)	(305,417)	(46,807)
Add:
Depreciation and amortization	2,144	2,108	323
Interest expenses, net	4,701	4,801	736
Income tax expense/(benefit)	194	(868)	(133)
EBITDA	(46,837)	(299,376)	(45,881)

Add:
Share-based compensation	16,253	31,621	4,846
Investment income	(12)	—	—
Share of losses (profits) of equity method investments	(15)	235	36
Change in fair value of warrant liabilities	(378)	224,383	34,388
Change in fair value of long-term investments	—	(600)	(92)
Foreign currency exchange (gains)/losses, net	1,997	(2,234)	(342)
Adjusted EBITDA	(28,992)	(45,971)	(7,045)

	Year Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
	(in thousands)
Net loss	(183,494)	(509,134)	(78,028)
Add:
Depreciation and amortization	8,292	8,598	1,318
Interest expenses, net	5,760	13,134	2,013
Income tax expense	653	1,624	249
EBITDA	(168,789)	(485,778)	(74,448)

Add:
Share-based compensation	27,455	117,066	17,941
Investment income	(114)	(12)	(2)
Gain from disposal of subsidiaries, net	(21)	(14,562)	(2,232)
Share of losses of equity method investments	15	2,446	375
Change in fair value of warrant liabilities	(138)	227,347	34,842
Change in fair value of long-term investments	(900)	(2,154)	(330)
Foreign currency exchange (gains)/losses, net	2,403	(1,982)	(304)
Adjusted EBITDA	(140,089)	(157,629)	(24,158)